Exhibit (a)(1)(K)
MKS INSTRUMENTS, INC.
SCRIPT FOR PHONE REPRESENTATIVES
Page 1 — Customer Service Rep Script
Overview:
As a Customer Service Representative helping with MKS Instruments, Inc. (“MKS”) exchange offer, your role is to help eligible MKS option holders get the information they need. That information is in the offer to exchange and on the MKS exchange offer website in a variety of ways. The offer to exchange is the primary data source for employees and has been filed with the Securities and Exchange Commission (“SEC”) as well as placed on the exchange offer website in a number of places. The attached script will help you in answering employee inquiries/requests for assistance.
Access to MKS Exchange Offer Website:
The exchange offer website address is https://mks.optioneelection.com. To access your account on the exchange offer website, use the following login steps:
1.	Enter user ID. For U.S. employees, this is the last four digits of your social security number. For employees outside the U.S., your user name is the last four digits of your employee ID number.

2.	Your initial password is the first four letters of your last name, all uppercase, excluding spaces or characters

3.	Upon login, you will be prompted to create a new password.
If you have any further questions, please contact Marlene Maffe, the MKS stock plan administrator, at marlene_maffe@mksinst.com, or call her at (978) 645-5654.
Questions about access problems:
A.	Some people have problems with access if their laptop security is set too high, or if they are blocking “pop ups.” Please check with us if you think this might be the case. In the U.S., the number is (800) 544-9354. Outside the U.S., the number is (800) 544-0275.

B.	It appears we may be experiencing some website difficulties. I will alert our technical department. Please try the website a little later or check back with us again later.

C.	If you have any further questions, please contact Marlene Maffe, the MKS stock plan administrator, at marlene_maffe@mksinst.com, or call her at (978) 645-5654.
Questions about Exchange Period:
The Exchange Offer will expire at 11:59, Eastern Time, on August 28, 2009, unless extended by MKS. If you choose to participate, your election must be received by MKS prior to the Expiration Time. All the other information about the MKS Exchange Offer is on the exchange offer website at https://mks.optioneelection.com.
If you have any further questions, please contact Marlene Maffe, the MKS stock plan administrator, at marlene_maffe@mksinst.com, or call her at (978) 645-5654.

Page 2 — Customer Service Rep Script
Questions about the “Paper/Fax” Process:
1.	First Response — encourage use of website:

We encourage you to submit your election electronically via the exchange offer website. The exchange offer website lists all of your eligible options and also has a calculator that you may use to determine the number of RSUs that would be granted to you in exchange for each of your eligible option grants based upon the hypothetical exchange ratios.

You can access the website at https://mks.optioneelection.com. Confirmation statements for submissions through the exchange offer website may be obtained by clicking on the “Print Confirmation” button after submitting your election or withdrawal. You should print and save a copy of the confirmation for your records.

Only responses that are complete and actually received by MKS (whether via the exchange offer website or via fax or e-mail) by the Expiration Time will be accepted. Responses submitted by any other means, including hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted.

If you have any questions, please contact Marlene Maffe, the MKS stock plan administrator, at marlene_maffe@mksinst.com, or call her at (978) 645-5654.

2.	Second Response — provide directions for E-Mail or Fax submissions:

If you are unable to use the exchange offer website, MKS has provided for a paper and fax process for election and withdrawal of your eligible options. All information about submitting an election or withdrawal via e-mail or facsimile is in the offer to exchange, which was distributed to all employees holding eligible options and is also on the exchange offer website and filed with the U.S. Securities and Exchange Commission.

The exchange offer will expire at 11:59, Eastern Time, on August 28, 2009 (the “Expiration Time”), unless extended by MKS. If you choose to participate, your election must be received by MKS prior to the Expiration Time. Facsimile election forms may be faxed to Marlene Maffe at (978) 557-5124. E-mail election forms (by PDF or similar imaged document file) may be sent to Marlene Maffe at marlene_maffe@mksinst.com.

Only responses that are complete and actually received by MKS (whether via the exchange offer website or via fax or e-mail) by the expiration time will be accepted. Responses submitted by any other means, including hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted.

If you make an election or withdrawal via fax or e-mail, MKS will confirm the receipt of your election or withdrawal within two business days. If you have not received a confirmation, it is your responsibility to send an e-mail to Marlene Maffe at marlene_maffe@mksinst.com or call (978) 645-5654.

If you have any further questions, please contact Marlene Maffe, the MKS stock plan administrator, at marlene_maffe@mksinst.com, or call her at (978) 645-5654.

Page 3 — Customer Service Rep Script
Questions about the MKS Exchange Offer:
All information regarding the exchange offer is in the offer to exchange, which was distributed to all employees holding eligible options and is also on the exchange offer website and filed with the U.S. Securities and Exchange Commission. To access the exchange offer website, go to https://mks.optioneelection.com. If you have any further questions, please contact Marlene Maffe, the MKS stock plan administrator, at marlene_maffe@mksinst.com, or call her at (978) 645-5654.
Questions about eligible options for exchange:
Please refer to the website, at https://mks.optioneelection.com, to view a list of questions and answers regarding the exchange offer and to view a list of your eligible options.
If you do not have access to the website and have further questions, please contact Marlene Maffe, the MKS stock plan administrator, at marlene_maffe@mksinst.com, or call her at (978) 645-5654.
All other questions:
Refer to the exchange offer website at https://mks.optioneelection.com. If you have any further questions, please contact Marlene Maffe, the MKS stock plan administrator, at marlene_maffe@mksinst.com, or call her at (978) 645-5654.